

Lucie N. · 3rd

User Experience Specialist / Co-Founder of Navisyo / World Traveler / Expert in Budgeting & Financial Planning

Czechia · 500+ connections · **Contact info**

 **Navisyo**

 **Middlesex University**

Experience



User Experience Specialist

Navisyo · Full-time

Dec 2019 – Present · 1 yr 1 mo

My role in the company is at this time focused on the User Experience area of Navisyo's marketplace. I have spent months studying all of our competitors' platforms throughout the world, looking for ways to simplify the users' experience in order to render it more user friendly while not compromising its essential functionalities. I have also analyzed extensively the mis steps that some of the biggest players in the industry have introduced onto their platforms. These missed opportunities have resulted in the creation of additional frustrations experienced by both the hosts and/or the guests. I am being involved on the day to day operation and oversight of the entire development of Navisyo's marketplace.

 **Home | Navisyo**

 **Official Logo**

Project Assistant

World CC Project · Full-time

Jan 2016 – Nov 2019 · 3 yrs 11 mos

Prague, Czechia

At WCCP, we provided our clients and businesses with a measurable and affordable marketing solutions focused on increasing sales. This was achieved by offering the client a tailored all in one marketing solution which included consultancy services conducted by the CEO. ...see mor

 **Boutique Marketing Solutions**

Education

 **Middlesex University**
2017 – 2019
Activities and Societies: Volleyball team

Skills & endorsements

Planning · 2

Erik and Karen Klockars and 1 connection have given endorsements for this skill

World Traveler · 2

Erik and Karen Klockars and 1 connection have given endorsements for this skill

Boating · 1

Yves-Marie Quillien has given an endorsement for this skill

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